AGBA Acquisition Limited

Room 1108, 11th Floor, Block B, New Mandarin Plaza,

14 Science Museum Road, Tsimshatsui East, Kowloon

Hong Kong

VIA EDGAR

September 22, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tonya K. Aldave and Susan Block

Re:	AGBA Acquisition Limited Registration Statement on Form S-1 File No. 333-266128

Ladies and Gentlemen:

AGBA Acquisition Limited (the "Registrant") filed the above-referenced registration statement on Form S-1 (the "Registration Statement") on July 14, 2022. Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant hereby requests that the Registration Statement, together with exhibits, be withdrawn at your earliest convenience.

The Registration Statement was never declared effective. The Registrant no longer wishes to register the securities in the Registration Statement. The Registrant represents that no securities have been sold pursuant to the Registration Statement. The Registrant believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors.

The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account to be offset against any future filing fees.

If you have any questions about this withdrawal request, please contact Jane Tam at (202) 524-8470.

Sincerely,

/s/ Gordon Lee

By: Gordon Lee

Title: Chief Executive Officer